

November 16, 2021

Kevin Griffin
Chief Executive Officer
Pivotal Investment Corp III
c/o Graubard Miller
The Chrysler Building
405 Lexington Avenue , 11th Floor
New York , NY 10174

>   **Re: Pivotal Investment Corp III**
>   **Form 8-K filed November 15, 2021**
>   **File No. 001-40019**

Dear Mr. Griffin:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 8-K filed November 15, 2021

Item 4.02 Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review, page 2

1.   Please revise your disclosure to include, in accordance with Item 4.02(a)(3), a statement of whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed with the registrant's independent accountant the matters disclosed in the filing.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact William Demarest, Staff Accountant at 202-551-3432 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Jeffrey M. Gallant